Exhibit 12.1
HARSCO CORPORATION
Computation of Ratios of Earnings to Fixed Charges

		YEARS ENDED DECEMBER 31
	Six Months
	Ended
	June 30,
(dollars in thousands)	2010	2009 (a)	2008 (a)	2007 (a)	2006 (b)	2005 (b)
Pre-tax income from continuing operations attributable to Harsco shareholders (c)	$56,185	$152,347	$337,443	$372,713	$279,756	$203,610

Add fixed charges computed below	49,220	95,180	120,709	129,233	100,635	77,317

Net adjustments for equity companies	(13)	(94)	(417)	(868)	(192)	96

Net adjustments for capitalized interest	(44)	(572)	(277)	(723)	(1,114)	(567)

Consolidated Earnings Available for Fixed Charges	$105,348	$246,861	$457,458	$500,355	$379,085	$280,456

Consolidated Fixed Charges:

Interest expense per financial statements (d)	$31,530	$62,746	$73,160	$81,383	$60,478	$41,918

Interest expense capitalized	102	947	552	1,035	1,325	677

Portion of rentals (1/3) representing a reasonable approximation of the interest factor	17,588	31,487	46,997	46,815	38,832	34,722

Consolidated Fixed Charges	$49,220	$95,180	$120,709	$129,233	$100,635	$77,317

Consolidated Ratio of Earnings to Fixed Charges	2.14	2.59	3.79	3.87	3.77	3.63

(a)	Does not include interest related to uncertain tax position obligations.

(b)	Pre-tax income from continuing operations (net of minority interest in net income) retrospectively revised to reflect the Gas Technologies business group as a Discontinued Operation. Portion of rentals revised to include recurring short-term rentals in the Harsco Infrastructure Segment.

(c)	On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting. These changes, among others, require that minority interests be renamed noncontrolling interests and that a company present a consolidated net income measure that includes the amount attributable to such noncontrolling interests for all periods presented. For the computation above, income attributable to noncontrolling interests have been excluded from pre-tax income.

(d)	Includes amortization of debt discount and expense.